QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

Paris, February 12, 2003

Polska Telewizja Cyfrowa Wizja TV Sp. z o.o.
Ul. Szturmowa 2A
02-678 Warsaw
Poland
For the attention of: the Management Board

PolCom Invest S.A.
Ul. Tagore'a 3 lok. 11
02-647 Warsaw
Poland
For the attention of: the Chairman of the Management Board

Canal + Cyfrowy Sp. z o.o.
Ul. Kawalerii 5
00-468 Warsaw
Poland
For the attention of: the Chairman of the Management Board

Telewizyjna Korporacja Partycypacyjna S.A.
Ul. Kawalerii 5
00-468 Warsaw
Poland
For the attention of: the Chairman of the Management Board

Re:        Telewizyjna Korporacja Partycypacyjna S.A.

Dear Sirs:

        The purpose of the present communication is to confirm the positions of Groupe Canal+ S.A. ("Canal+"), Polska Telewizja Cyfrowa TV Sp. z o.o. ("PTC") and PolCom Invest S.A. ("PolCom Invest"), the three shareholders of Telewizyjna Korporacja Partycypacyjna S.A. with its seat in Warsaw ("TKP"), in relation to the distribution of proceeds to be obtained from a sale of TKP and/or its subsidiaries ("Group TKP"), should such sale occur at any time in the future.

I.    Assumptions.

        The following circumstances constitute the assumptions based on which the parties make their undertakings below:

        1.     A sale of Group TKP may take different legal forms, such as a sale of 100% of TKP's shares, a sale of TKP's or Group TKP's business or all (or a substantial part) of its assets, a combination thereof or a sale of TKP's or Group TKP's assets performed within liquidation, bankruptcy proceedings, etc. (hereinafter "TKP Sale"). The parties acknowledge that this letter does not constitute the approval of any party hereto to a TKP Sale on any terms or to any purchaser and each of the parties reserves any rights it may have to approve or reject any proposed TKP Sale.

        2.     Subsequent to the date hereof and in any case prior to execution of a TKP Sale, the share capital of TKP shall be increased and the aggregate subscription price (cena emisyjna) shall amount to EUR 120,000,000 (one hundred twenty million euros). To effect this, each of Canal+, PTC and PolCom shall contribute an amount in cash to TKP, pro rata to their shareholding in TKP and the pertinent registration of the foregoing increase shall be made by the commercial court with jurisdiction over TKP.

        3.     On the same date on which the TKP's shareholders' contributions referred to in paragraph 2 above are credited to the account of TKP, Group TKP shall (1) repay in full the principal amount of the loans received from certain of TKP's shareholders pursuant to the combined provisions of

Article 3.1 (d) of the Contribution and Subscription Agreement among them dated August 10, 2001 (the "CSA") and Article 5.4 of the Closing Agreement among them dated December 7, 2001, which principal amount totals EUR 98,800,000 (ninety eight million eight hundred thousand euros) (the "Shareholders Loans") as well as (2) repay EUR 21,200,000 (twenty one million two hundred thousand euros) to Canal+ (of the principal amount of the EUR 150,000,000 loan granted to Canal+ Cyfrowy sp. z o.o. by Canal+, hereinafter, "Canal+ Loan"). PolCom Invest hereby consents to the repayment of loans by Group TKP mentioned in this paragraph 3 of this Article I.

        4.     The parties hereto agree that the payment of the interest on the Shareholders Loans related to the prepayment of the Shareholders Loans by TKP as well as the payment of interest on the Canal+ Loan related to the partial prepayment of the Canal+ Loan (as set forth in paragraph 3 above), shall be made on the date on which the court's decision to register the increase in the share capital in TKP (referred to in paragraph 2 above) becomes final. The parties undertake to execute annexes to the agreements providing for the Shareholders Loans and the Canal+ Loan, which will delete provisions regarding the compounding of prepayment interest accrued under the Shareholders Loans and the Canal+ Loan as well as add provisions stating that any payments by a relevant borrower to a lender shall be accounted first to repayment of the principal amount and then to repayment of interest. Such annexes should be executed on the date referred to in paragraph 3 above, at the latest.

        5.     As a result of a TKP Sale, [or liquidation of TKP] all the shareholders of TKP (i.e. Canal+, PTC and PolCom Invest) (hereinafter, together "Shareholders") shall become authorized to receive the related proceeds from such TKP Sale [or liquidation of TKP] (the "Proceeds") to the fullest extent permitted by law as soon as practicable thereafter. This distribution of Proceeds may occur directly in the case of a sale of TKP's shares [liquidation of its assets] or through a distribution from TKP to its shareholders by dividend or otherwise in the event of a sale of the business or assets of TKP or Group TKP.

        6.     In case of TKP Sale [or liquidation of TKP], the Shareholders agree that the Proceeds shall be distributed between them as follows:

        Notwithstanding the provisions of Article 3.1 (c) and (d) of the CSA and any provisions of the Shareholders Agreement dated August 10, 2001, between Canal+, PTC, PolCom Invest, and United Pan-Europe Communications N.V.:

        1/ If the Proceeds are less than, or equal to, EUR 270,000,000 (two hundred seventy million euros) ("Situation A"), then the whole amount of the Proceeds shall be paid to Canal+ (PolCom Invest shall participate in this amount of the Proceeds on the terms separately agreed with Canal+);

        2/ If the Proceeds are greater than EUR 270,000,000 (two hundred seventy million euros) ("Situation B"), then only that part of the Proceeds which are in excess of EUR 270,000,000 (two hundred seventy million euros) shall be distributed between the Shareholders on a pro rata basis corresponding to their shareholding in TKP. For the avoidance of doubt, the Shareholders confirm that all of the Proceeds up to EUR 270,000,000 (two hundred seventy million euros) shall be distributed according to the terms applicable in Situation A above.

II.    Undertakings of Canal+ and PTC

        1.     Canal+ undertakes that if the Proceeds received are less than or equal to EUR 270,000,000 (two hundred seventy million euros) (Situation A), PTC shall receive within 30 calendar days following receipt by Canal+ an amount corresponding to 30/270 of the Proceeds according to paragraph 1 (6) above.

        2.     PTC undertakes that in the event that Situation A applies and PTC receives an amount of the Proceeds greater than 30/270 of the total amount of the Proceeds, then PTC shall pay this surplus to Canal+ within 30 calendar days following its actual receipt of this surplus.

III.    Statement of PTC

        PTC hereby confirms that the payment to PTC of the amounts provided for in Article I (6) and Article II (1) above in the circumstances mentioned therein shall provide full satisfaction to PTC as far as the distribution of the Proceeds to PTC is concerned, and that it shall not thereafter raise against Canal+ and/or Group TKP any further claims for any other portion of the Proceeds.

IV.    Joint statements of Canal+, PTC and PolCom Invest

        1.     Canal+, PTC and PolCom Invest jointly confirm that, to the extent any form of cooperation or assistance by any of them or by TKP is required to perform any obligations hereunder, they will exercise their best efforts, in their capacity of Shareholders or otherwise, to assure that the necessary cooperation or assistance is provided.

V.    The Shareholders Agreement

        Except as expressly provided herein, this letter is without prejudice to the terms and conditions of (1) the Shareholders Agreement dated August 10, 2001, between Canal+, PTC, PolCom Invest and United Pan-Europe Communications N.V., (2) the CSA and (3) the Closing Agreement dated December 7, 2001, each of which shall remain in full force and effect.

VI.    Termination

        This letter may be terminated only upon a simultaneous termination of the Shareholders Agreement dated August 10, 2001, between Canal+, PTC, PolCom Invest and United Pan-Europe Communications N.V.

VII.    Governing law / Jurisdiction

        Any obligations hereunder shall be governed by Belgian law. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts located in Brussels, Belgium, with respect to any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or in connection with this letter.

VIII    Taxes

        Any taxes to be paid in Poland upon the contribution of equity and/or subsequent repayment of the principal amount of the loans shall be paid by TKP.

IX.    Versions and language

        This letter has been made in two versions, one in the Polish language and one in the English language. In case of any discrepancies, the version in the English language shall prevail.

For Groupe Canal+ S.A.:
by: Dominique Fagot
title: Deputy Managing Director
signature

        If you agree with the content hereof, please sign underneath and return to us via courier the signed Polish and English originals of this letter.

Read and agreed by PTC:

by
title
signature
Read and agreed by PolCom:
by: Dr. Rudolf Ostrihansky
Duly Authorised
signature

We, the undersigned, acting on behalf of TKP, hereby confirm that in case of (1) increase of the share capital of TKP and (2) effective transfer of cash contributions by the Shareholders for the increased share capital of TKP as provided herein, TKP shall repay the Shareholders Loans (provided that TKP and the respective lenders execute annexes to the Shareholders Loans agreements which would grant TKP the right to prepay the principal amounts of the Shareholders Loans). Furthermore, we confirm that in case of (1) increase of the share capital of TKP as provided herein and (2) effective transfer of cash contributions by the Shareholders for the increased share capital of TKP as provided herein, TKP shall extend to Canal+ Cyfrowy sp. z o.o. a shareholder loan in the aggregate amount of EUR 21,200,000, which should be used by Canal+ Cyfrowy sp. z o.o. to repay a part of the Canal+ Loan.

Telewizyjna Korporacja Partycypacyjna S.A.:

by: Arnaud de Villeneuve

title: Chairman of the Management Board

signature

We, the undersigned, acting on behalf of Canal+ Cyfrowy sp. z o.o. ("Cyfrowy"), hereby confirm that Cyfrowy shall repay a part of the Canal+ Loan extended to Cyfrowy by Canal+ in the principal amount of EUR 21,200,000 (twenty one million two hundred thousand euros), provided that (1) TKP executes with Cyfrowy a shareholder loan amounting to EUR 21,200,000 (twenty one million two hundred thousand euros) and (2) effectively transfers the amount of such loan to Cyfrowy.

Canal+ Cyfrowy sp. z o.o.:

by: Arnaud de Villeneuve

title: Chairman of the Management Board

signature

QuickLinks

  EXHIBIT 99.2